SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Dividend Statement" dated on March 29, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Dividend Statement

March 29, 2007 (01 pages)
For more information, please contact:
Daniel de Andrade Gomes
Telesp, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – March 29, 2007) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs its shareholders that the Annual Shareholders’ Meeting held on March 29, 2007, deliberated dividends in the total amount of R$705,631,863.34 (seven hundred and five million, six hundred and thirty one thousand, eight hundred and sixty three Reais and thirty four cents), based on the balance of accrued profit recorded in the annual balance sheet of December 31, 2006.

The dividends will be paid to common and preferred shareholders registered on Telesp’s book records by the end of the day on March 29, 2007. As of this date, share will be considered as “ex-dividends”.

Type of Shares	Common	Preferred(*)

Value per share: R$	1.307779888993	1.438557877892

(*)10% higher than established by the article 7º of the Company’s Bylaw, for each common share.

The corresponding credit will be presented at the Company’s accounting records on March 29, 2007, individualized to each shareholder, based on their position in Telesp’s book records by the end of the day on March 29, 2007. The respective payment will be made until December 21, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	March 29, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director